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Exhibit 18.1

March 12, 2010

Board of Directors
Heelys, Inc.
3200 Belmeade Drive, Suite 100
Carrollton, Texas 75006

Dear Directors:

        We are providing this letter solely for inclusion as an exhibit to Heelys, Inc.'s (the "Company") Form 10-K filing pursuant to Item 601 of Regulation S-K.

        We have audited the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, as set forth in our report dated March 12, 2010. As stated in Note 2 to those financial statements, the Company changed its accounting for shipping and handling expenses. Note 2 also states management's belief that the newly adopted accounting principle is preferable in the circumstances because it allows for a better analysis of the Company's gross profit margin and will allow for that financial measure to more consistently convey the relationship between sales and costs that are directly attributable to the procurement and production of inventory sold from year to year.

        With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management's business planning and judgment and on management's determination that this change in accounting principle is preferable.

        Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ Grant Thornton LLP

Dallas, Texas

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  Exhibit 18.1